UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 29, 2012**

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On March 1, 2012, Meredith Corporation issued a news release reporting the completion of the acquisition of Allrecipes.com, Inc. from The Reader's Digest Association, Inc.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        99   News release issued by Meredith Corporation dated March 1, 2012, reporting the completion of Meredith Corporation's acquisition of Allrecipes.com, Inc. from The Reader's Digest Association, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 1, 2012

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated March 1, 2012, reporting the completion of Meredith Corporation's acquisition of Allrecipes.com, Inc. from The Reader's Digest Association, Inc.

Exhibit 99

Meredith Completes Acquisition of Allrecipes.com From Reader's Digest

Addition of World's No. 1 Digital Food Brand Doubles Reach of Meredith Women's Network

DES MOINES, Iowa and NEW YORK, March 1, 2012 /PRNewswire/ -- Meredith Corporation (NYSE:MDP; www.meredith.com) and The Reader's Digest Association Inc. announced today that they have closed on the transaction for Meredith to acquire Allrecipes.com, the world's No. 1 digital food brand.

The acquisition of Allrecipes.com places Meredith first in comScore's Food Community rankings, and more than doubles the audience for the Meredith Women's Network. In total, Meredith can now offer advertisers and marketers access to more than 100 million unduplicated American women across all media platforms.

"Allrecipes.com is a perfect complement to our digital platform, greatly expanding our audience and giving us the ability to connect our advertising clients with highly desirable consumers," said Meredith Chairman and CEO Steve Lacy. "Allrecipes.com will drive incremental revenue and profit growth and add to our already strong free cash flow over time."

The transaction is valued at $175 million. Meredith plans to invest in Allrecipes.com to optimize the site for today's growing online and mobile audiences. This investment spending, along with normal business seasonality, is expected to make the acquisition slightly dilutive to Meredith's fiscal 2012 full-year financial performance. Meredith expects the acquisition will be modestly accretive to earnings per share and free cash flow in fiscal 2013. Meredith has financed the transaction by securing private placement notes with an average weighted interest rate of 2.94 percent.

ABOUT MEREDITH CORPORATION

Meredith Corporation (NYSE: MDP; www.meredith.com) is the leading media and marketing company serving American women. Meredith features multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Allrecipes.com, Ladies' Home Journal, Fitness, More, American Baby, Every Day with Rachael Ray and FamilyFun - along with local television brands in fast-growing markets. Additionally, Meredith Xcelerated Marketing creates powerful custom marketing solutions for many of the nation's top brands and companies.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 65 straight years, and increased its dividend for 19 consecutive years.

ABOUT THE READER'S DIGEST ASSOCIATION, INC.

Reader's Digest Association is a global media and direct marketing company that educates, entertains and connects more than 145 million consumers around the world with products and services from trusted brands. With offices in 44 countries, the company reaches customers in 79 countries, publishes 86 magazines, including 50 editions of Reader's Digest, the world's largest-circulation magazine, operates 82 branded websites and sells nearly 40 million books, music and video products across the world each year. Further information about the company can be found at www.rda.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting Meredith and its operations. Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with Meredith's revenue and earnings per share outlook for fiscal 2012 and fiscal 2013.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting Meredith's industries; unexpected changes in interest rates; and the consequences of acquisitions and/or dispositions. Meredith undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SOURCE Meredith Corporation

For further information: Art Slusark, +1-515-284-3404, +1-515- 360-2867, art.slusark@meredith.com, or Patrick Taylor, +1-212-551-6984, +1-917-653-4785, patrick.taylor@meredith.com, both of Meredith Corporation; or Media, Russell Weigandt, +1-646-747-7163, rweigandt@kwitco.com, or Investors, Bryan Berndt, +1-646-293-6054, Byran_Berndt@rd.com, both for RDA